Exhibit 99.1

Notification of major holdings in the Company

TORM plc has been notified of the following transaction in TORM plc securities:

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format, if possible)[i]

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		TORM plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an “X” if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an “X”)
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		DW Partners, LP
City and country of registered office (if applicable)		Wilmington, Delaware (United States)
4. Full name of shareholder(s) (if different from 3.)[v]
Name		DW Catalyst Master Fund, Ltd. (“DW Catalyst”) DW Value Master Fund, Ltd. (“DW Value”) DW-TX, LP (“DW-TX”)
City and country of registered office (if applicable)		For DW Catalyst & DW Value: George Town, Grand Cayman (Cayman Islands) For DW-TX: Wilmington, Delaware (United States)
5. Date on which the threshold was crossed or reachedvi:		30 April 2019
6. Date on which issuer notified (DD/MM/YYYY):		1 May 2019
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	4.88%	0%	4.88%	74,218,846
Position of previous notification (if applicable)	5.96%	0%	5.96%

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8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type of shares ISIN code (if possible)	Number of voting rightsix			% of voting rights
		Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
A Shares GB00BZ3CNK81		0	3,623,155	0%	4.88%

SUBTOTAL 8. A	3,623,155			4.88%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Periodxi		Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

		SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

			SUBTOTAL 8.B.2

Announcement no. 8 / 2 May 2019	Notification of major holdings in the Company	Page 2 of 4

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an “X”)
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
DW Partners, LP	4.88%	0%	4.88%
DW Catalyst Master Fund, Ltd.

DW Partners, LP	4.88%	0%	4.88%
DW Value Master Fund, Ltd.

DW Partners, LP	4.88%	0%	4.88%
DW-TX, LP

10. In case of proxy voting, please identify:
Name of the proxy holder		N/A
The number and % of voting rights held		N/A
The date until which the voting rights will be held		N/A

11. Additional informationxvi
DW Partners, LP serves as investment adviser to DW Catalyst Master Fund, Ltd., DW Value Master Fund, Ltd. and DW-TX, LP and controls the voting rights associated with each fund’s holdings.

Place of completion	New York, NY (United States)
Date of completion	1 May 2019

Announcement no. 8 / 2 May 2019	Notification of major holdings in the Company	Page 3 of 4

CONTACT Morten Agdrup, IR, tel.: +45 3917 9249	TORM plc Birchin Court, 20 Birchin Lane, London EC3V 9DU, United Kingdom Tel.: +45 3917 9200 / Fax: +45 3917 9393 www.torm.com

ABOUT TORM
TORM is one of the world’s leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM’s shares are listed on Nasdaq Copenhagen and NASDAQ New York (ticker: TRMD A and TRMD). For further information, please visit www.torm.com.

SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for “ton miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

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